SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

 (Amendment No. ____)*

Wuhan General Group (China), Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

982569105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	982569105

1.	NAMES OF REPORTING PERSONS Fame Good International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)

3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	17,912,446(1)
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	17,912,446(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,912,446
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9	74.5%
12.	Type of Reporting Person (See Instructions) FI

(1) All of the shares reported on this Schedule 13G are held by Fame Good International Limited, whose power is exercised through its director and controlling stockholder, Xu Jie.

SCHEDULE 13G
CUSIP No.	982569105

1.	NAMES OF REPORTING PERSONS Xu Jie

2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)

3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	17,912,446
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	17,912,446
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,912,446(2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9	74.5%
12.	Type of Reporting Person (See Instructions) IN

(2) These shares may be deemed to be beneficially owned by Mr. Xu in his capacity as the director and controlling stockholder of Fame Good International Limited.

Item 1.
(a) Name of Issuer:
Wuhan General Group (China), Inc.

(b) Address of Issuer’s Principal Executive Offices:
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone Wuhan, Hubei 430200 PRC

Item 2.
(a) Name of Person Filing: (b) Address of Principal Business Office or, if none, Residence: (c) Citizenship:

Fame Good International Limited P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands A BVI Company

Xu Jie Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone Wuhan, Hubei 430200 PRC Citizen of the People’s Republic of China

This statement is filed by Fame Good International Limited (“Fame Good”), a BVI company, and Xu Jie, a citizen of the People’s Republic of China.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

This statement relates to the securities directly owned by Fame Good.  Mr. Xu does not directly own any securities of the issuer.  Mr. Xu is the director and controlling stockholder of Fame Good and may be deemed, by virtue of his positions, to have power to direct the vote and disposition of the securities held by Fame Good.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G.

(d) Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e) CUSIP Number:
982569105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with § 240.13d−1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d−1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d−1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with § 240.13d−1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d−1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d−1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
(a)	Amount beneficially owned: Fame Good Xu Jie	17,912,446 17,912,446

(b)	Percentage of class: Fame Good Xu Jie	74.5%* 74.5%*

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Fame Good - 0 Xu Jie - 0
(ii) Shared power to vote or to direct the vote: Fame Good - 17,912,446 Xu Jie - 17,912,446

(iii) Sole power to dispose or to direct the disposition of: Fame Good - 0 Xu Jie - 0
(iv) Shared power to dispose or to direct the disposition of: Fame Good - 17,912,446 Xu Jie - 17,912,446

* Based on 24,059,312 shares of common stock outstanding as of November 12, 2008 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

FAME GOOD INTERNATIONAL LIMITED

By:	/s/ Xu Jie
Name: Xu Jie
Title: Director

XU JIE

/s/ Xu Jie

EXHIBIT INDEX

Exhibit	Document Description

A	Joint Filing Agreement Pursuant to Rule 13d-1(k)

EXHIBIT A

JOINT FILING AGREEMENT
This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 12, 2009

FAME GOOD INTERNATIONAL LIMITED

By:	/s/ Xu Jie
Name: Xu Jie
Title: Director

XU JIE

/s/ Xu Jie